OMB APPROVAL
UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: April 30, 2025
Washington, D.C. 20549	Estimated average burden
hours per response 2.50

SEC FILE NUMBER
FORM 12b-25	001-40849

NOTIFICATION OF LATE FILING	CUSIP NUMBER
57778N208

(Check One): ☐ Form 10-K ☐ Form N-CSR ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D

☐ Form N-CEN

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRATION INFORMATION

Mawson Infrastructure Group Inc.
Full Name of Registrant

Former Name if Applicable

950 Railroad Ave.
Address of Principal Executive Office (Street and Number)

Midland PA 15059
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ending June 30, 2024, within the prescribed time period without unreasonable effort or expense because the Registrant requires additional time given third-party delays in implementation of an ongoing transition of an enterprise resource planning (ERP) software from an Australian platform to its US based platform as part of the Registrant’s strategic transition of its full management operations to the United States.

The Registrant expects to file its Quarterly Report on Form 10-Q within the extension period of 5 calendar days, as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

William ‘Sandy’ Harrison	+1 - 412 -	515 - 0896
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mawson Infrastructure Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2024	By	/s/ William “Sandy” Harrison
William “Sandy” Harrison, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

3